INVICTUS MD STRATEGIES CORP.
3123 - 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
Tel: (604) 609-6138

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "**Meeting**") of the shareholders of Invictus MD Strategies Corp. (the "**Company**" or "**Invictus**") will be held at 5025 2nd Avenue, Edson, Alberta, T7E 1L6, on **Monday, June 26, 2017**, at **10:30 a.m.** (Mountain Time), for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Company for the year ended January 31, 2017 together with the auditor's report thereon;

2. To fix the number of directors for the ensuing year at six (6);

3. To elect directors for the ensuing year;

4. To appoint Manning Elliott LLP, Chartered Accountants, as the Company's auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

5. To consider and if thought fit, pass an ordinary resolution approving the implementation by the Company of a new 10% "rolling" stock option plan; and

6. To transact such further or other business as may properly come before the Meeting and any adjournment(s) thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular (the "**Circular**") accompanying this notice. The audited consolidated financial statements and related MD&A for the Company for the financial year ended January 31, 2017 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The board of directors of the Company (the "**Board**") has by resolution fixed the close of business on **May 23, 2017** as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment(s) thereof.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:30 a.m. (Mountain time) on June 22nd, 2017, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment(s) thereof is held.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 23rd day of May, 2017.

BY ORDER OF THE BOARD

"Dan Kriznic"

Dan Kriznic, Executive Chairman and Director